

July 31, 2009

Mr. Tom Lough
President
Colombia Goldfields Ltd.
#208-8 King Street East
Toronto, Ontario, Canada M5C 1B5

> **Re: Colombia Goldfields Ltd.**
> **Preliminary Schedule 14A**
> **Filed July 6, 2009**
> **File No. 0-51013**

Dear Mr. Lough:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A Filed July 6, 2009

General

1.   Please use the correct EDGAR tag "PREM14A" with your subsequent filings relating to this proposed merger transaction.

Delisting and Deregistration of Colombia Common Stock, page 54

2.   We note your statement that "[i]f the merger transaction is completed … we will no longer be required to file periodic public reports." Please provide us with your

supplemental analysis as to why the surviving company will no longer be required to file periodic public reports.

Opinion of Haywood, page 48

3.   Provide all the disclosure that Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A require. The following comments are examples of disclosure that is incomplete or requires revision.

4.   Discuss in necessary detail the role that Mr. Flood played in the selection of Haywood. If he did not play a direct role, discuss who made the decision to select Haywood. Clarify whether Mr. Flood's dual role as Colombia Goldfields director and Haywood Managing Director of Investment Banking was considered as a factor in the selection process. See Item 1015(b)(3) of Regulation M-A.

5.   Eliminate the suggestion at page 48 that the disclosure you provide regarding the impetus for Haywood's selection is based on "Haywood's knowledge" rather than coming from Colombia Goldfields. Describe the method by which Haywood was selected, as Item 1015(b)(3) requires.

6.   The first sentence of the fifth paragraph, and similar text that appears elsewhere in the filing, suggests that the reader must refer to the fairness opinion text for disclosure that Item 1015(b)(6) states "must" appear in the summary. Please revise to eliminate these suggestions and to instead provide all the disclosure that Item 1015(b)(6) requires, in necessary detail.

7.   The prior comment also applies to the references to the unspecified "range of projected financial results" and the "variety of analyses" Haywood performed. Similarly, it is not sufficient for the opinion to refer in only general terms to a "third party proposal" without the proxy statement providing all the necessary details. The opinion also should not suggest that the analyses Haywood performed were only (to be) provided to the board. We may have additional comments once you include revised and expanded disclosure.

8.   Revise to clarify the statement that Mr. Flood "has not been involved with the preparation of the fairness opinion, save for his input as a director of Columbia." Explain in necessary detail the input he provided in that regard.

9.   Disclose the amount of the fee Haywood is to receive, as referenced at page 51, and provide any other information that Item 1015(b)(4) of Regulation M-A requires.

Exhibit D – Fairness Opinion of Haywood Securities (UK) Limited

10.   Page 6 of the fairness opinion indicates that it is "provided for the use of GOL's board of directors only and may not be disclosed, referred to, communicated to, or relied upon by, any third party without our prior written approval."   Because the opinion purports to relate to the fairness of the consideration to be received in the merger, the suggestion that it "should not be relied upon by any stockholder in deciding how to vote" is notable. Please obtain a revised version of the fairness opinion that includes no such limitations.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director